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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER

8- 43862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AEB CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET   5TH FLOOR
(No. and Street)

NEW YORK   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT TEPPER   (212) 406-6780
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS TURRIN & CO., CPA, P.C.
(Name – if individual, state last, first, middle name)

150 BROADWAY,   NEW YORK   NY   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT TEPPER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AEB CORPORATION _____, as

of DECEMBER 31 _____, 2002_____, are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

MANAGING DIRECTOR
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AEB CORPORATION

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002

AEB CORPORATION

TABLE OF CONTENTS

THOMAS TURRIN & CO., CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 BROADWAY
NEW YORK, N.Y. 10038

TEL 212-240-0400
212-240-0440
FAX 212-964-9620

INDEPENDENT AUDITORS' REPORT

Board of Directors
  AEB Corporation

We have audited the accompanying statement of financial condition of AEB Corporation as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AEB Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

New York, New York
February 5, 2003

AEB CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

A S S E T S

Cash and cash equivalents	$ 603,661
Receivables from clearing brokers	7,087
Securities owned, at market	1,124,310
Office equipment, net of accumulated depreciation of $19,684	410
Prepaid and refundable income taxes	27,029
Deferred income tax asset	57,000
Other assets	50,965
TOTAL ASSETS	$ 1,870,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities, accounts payable and accrued expenses	$ 88,598
Commitments and contingencies	
Stockholders' Equity	
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	249,000
Retained earnings	1,531,864
Total Stockholders' Equity	1,781,864
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,870,462

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
AEB Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company primarily earns commissions from, and trades in securities.

Cash Equivalents:
Investments in money market funds are considered cash equivalents.

Securities Owned:
All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Office Equipment:
Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the declining-balance method over 5-7 years.

Securities Transactions:
Securities transactions and related income and expenses are recorded on a trade-date basis

Income Taxes:
The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued....

NOTE 2 - SECURITIES OWNED

Securities owned consist of short term US Treasury obligation and corporate equity securities at market values as follows:

United States Treasury obligations	$ 999,270
Corporate equities	125,040
	$ 1,124,310

NOTE 3 - INCOME TAXES

The net deferred income tax asset of $57,000 in the accompanying statement of financial condition arises primarily from the net operating loss carry forward of $99,444, which expires through the year 2022. Income tax expense (benefit) for the year ended December 31, 2002 is summarized as follows:

Current	
Federal	$ -
State	4,000
City	3,000
	7,000
Deferred	
Federal	(56,933)
State	(10,499)
City	(14,908)
	(82,340)
	$ (75,340)

NOTE 4 - COMMITMENT

The Corporation is obligated under a non-cancellable lease for office space expiring November 30, 2007. The aggregate annual rental including electrical inclusion, subject to escalations follows:

Year Ending	
December 31, 2003	$ 54,136
December 31, 2004	54,136
December 31, 2005	54,136
December 31, 2006	54,136
December 31, 2007	49,625
	$ 266,169

Rent expense of $116,355 for the year ended December 31, 2002 includes deferred rent relating to the prior lease term which ended November, 2002.

Continued.......

NOTE 5 - RELATED PARTY TRANSACTIONS

During 1999, the Company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2002, the fee was $120,000.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $1,653,095, which was approximately $1,553,095 in excess of its minimum requirement of $100,000.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain form carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this clearance agreement.

The Company maintains cash balances in two financial institutions. The Federal Deposit Insurance Corporation insures these balances up to $100,000 each.

Stockholders' Equity	$ 1,781,864
Less: Non-allowable Assets	
Office equipment, net	410
Prepaid and refundable income taxes	27,028
Deferred income tax asset	57,000
Other assets	6,933
Broker Blanket bond	5,000
	96,371
Net capital before haircuts	1,685,493
Haircuts	32,398
Net capital	$ 1,653,095
Aggregate indebtedness	$ 88,598
Computed minimum net capital required	
(6.67% of aggregate indebtedness)	$ 5,906
Minimum net capital required (Under SEC Rule 15c3-1)	$ 100,000
Excess net capital ($1,653,095 - $100,000)	$ 1,553,095

Percentage of aggregate indebtedness
to net capital

$ 88,598
$ 1,653,095

5 %

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.



THOMAS TURRIN & CO., CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

150 BROADWAY
NEW YORK, N.Y. 10038

TEL 212-240-0400
212-240-0440
FAX 212-964-9620

Board of Directors
AEB Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of AEB Corporation (the "Company") as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and produces referred to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued.........

AEB Corporation
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not de detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of AEB Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 14, 2003